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                           November 9, 2022

       Matthew Dyckman
       Executive Vice President, General Counsel
       Orrstown Financial Services, Inc.
       77 East King Street, PO Box 250
       Shippensburg, PA 17257

                                                        Re: Orrstown Financial
Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2022
                                                            File No. 333-268171

       Dear Matthew Dyckman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance